                                                                    EXHIBIT 99.1

                       CHARTERED RESPONDS TO MEDIA QUERY

In view of the query we have received from the media on why our share price and trading volume on the Singapore Exchange increased today and whether they are in response to the research report dated 6 May 2003 issued by HSBC on Chartered, the Company wishes to state the following:-

1. The Company is not aware of the reasons for the increases in our share price and trading volume today.

2. Chartered has detailed our strategy to enhance growth potential and improve cost structure in our press release dated 13 February 2003. As indicated in the release, one of our strategic thrusts is to improve utilization of mature capacity by targeting partnerships for volume production.

3. We have been working towards the above strategy. We are currently in detailed discussions with a few customers, and in April executed an agreement to provide wafers out of our mature capacity to one of our customers. No assurance can be given that we will be able to enter into additional agreements with other customers.

4. In light of the foregoing, we do not believe the HSBC report is accurate with respect to the current status and nature of our discussions with customers.